Exhibit (a)(3)

February 11, 2021

RE: Liquidation Opportunity for CIM Real Estate Finance Trust, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of CIM Real Estate Finance Trust, Inc. (the “REIT”) for $4.50 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 15,550,000 shares of the REIT’s common stock. But this offer expires on April 10, 2021, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	There is no public market for the REIT’s common stock and there may never be one. In addition, the REIT does not have a fixed date or method for providing shareholders with liquidity.

•	On August 30, 2020, the REIT suspended its share redemption program in connection with its mergers with Cole Office & Industrial REIT (CCIT III), Inc. and Cole Credit Property Trust V, Inc.

•	The REIT estimated its per share NAV at $7.31 as of June 30, 2020. The REIT may publish an update to its estimated per share NAV during the period in which this offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.

•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently own approximately 262,107 shares of the REIT’s common stock, or less than 0.1% of the common stock outstanding as of November 5, 2020.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:
Ziv Sapir, Chief Executive Officer